SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                               SHOW ME THE MONEY!

  Ryanair.com celebrates the launch of new personal loans in Ireland with free travel insurance offer

Ryanair, Europe's No.1 low fares airline, today announced the availability of its latest finance product, Ryanair low cost personal loans. Ryanair personal loans, launched with GE Capital Woodchester, a leading finance provider in Ireland, (and launched with MBNA Europe in the UK) are now available to Irish Consumers at highly competitive rates starting from 7.9%, one of the lowest APRs in the market. To celebrate the launch, Ryanair are offering free travel insurance* for an entire year to the first 500 customers who take out a Ryanair loan.

Announcing the new partnership with GE Capital Woodchester, Ryanair.com's Chief Executive Officer, Michael O'Leary said, "Financial Services has proved to be very successful for us with the Ryanair credit card surpassing all expectations. I am confident that the demand for low cost personal loans will be just as strong and we are delighted to be teaming with GE Capital Woodchester, one of Ireland's leading personal finance companies. At one of the lowest rates available in the market, customers can now simply apply on www.ryanair.com to borrow funds for home improvements, a new car and of course a holiday."

Sean Webb, Chief Executive Officer of GE Capital Woodchester commented, "Ryanair has built a strong brand name on their ability to be 1st with unbeatable products. Their move into the provision of low cost personal loans is testament to this and we are delighted to be their chosen finance partner in Ireland. This is definitely an exciting venture with the first 500 Ryanair personal loan customers not only benefiting from a highly competitive rate but also earning free travel insurance for an entire year."

Subject to normal lending and acceptance criteria, personal loans of between EUR2k and EUR20k are available to consumers who:

   -Earn a minimum income of EUR16,500 per annum or EUR320 per week

   -Have been permanently employed for over a year

   -Have a good credit history

Ryanair low cost personal loans are available online at http://www.ryanair.com

*Free Travel Insurance is only guaranteed to the first 500 customers to take out a Ryanair loan in the Republic of Ireland. Terms and conditions of the policy apply.

Notes to Editors:

About GE Capital Woodchester

GE Capital Woodchester is a leading provider of motor, equipment and personal finance, offering the most flexible packages for diverse financial needs. GE Capital Woodchester provides specialised financing and services such as equipment and car leasing, hire purchase and loans to businesses and individuals across Ireland.

With headquarters in Dublin, GE Capital Woodchester services the financial needs of its customers through its nation-wide branches and extensive dealer and partner network.

GE Capital Woodchester is part of GE Consumer Finance. With nearly US$77 billion in assets, GE Consumer Finance provides a variety of financial services in more than 35 countries around the world.

More information on GE Capital Woodchester can be found at http:// www.gecapital.ie.

Ends 28th May 2003

For further information:

Paul Fitzsimmons - Ryanair   Tel: 00 353 1 812 1228
Pauline McAlester - Murray Consultants  Tel: 00 353 1 4980300

Carol Clavin - GE Capital Woodchester  Tel: 00 353 1 402 1226
Brian Bell - WHPR                      Tel: 00 353 1 6690273



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 May 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director